June 30, 2025

Via EDGAR
Patrick Kuhn and Lyn Shenk
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Ross Stores, Inc.
Form 10-K for Fiscal Year Ended February 1, 2025
File No. 000-14678
Dear Mr. Kuhn and Mr. Shenk:

On behalf of Ross Stores, Inc. (the “Company”), we are providing the following response to the comment set forth in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) to Adam Orvos, Executive Vice President and Chief Financial Officer of the Company, dated June 17, 2025. To facilitate your review, we repeat the caption and numbered paragraph from your comment letter, followed by our response to the comment:

Form 10-K for Fiscal Year Ended February 1, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

1.Please revise to quantify factors to which changes are attributed. For example, revise to quantify the impact of the increase in comparable store sales and sales attributed to the opening of new stores during the fiscal year. Please also revise to quantify impacts of changes in price and volume on revenue. Refer to Item 303(b)(2) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and appreciate the opportunity to respond.

We respectfully believe that the current disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) on page 27 of the Form 10-K for our fiscal year ended February 1, 2025 (the “Fiscal 2024 Form 10-K”) appropriately quantifies the material factors to which the changes are attributed. Throughout the MD&A section, the principal drivers for the financial statement line-item variances, such as net sales, are presented in order of significance. The majority of the 3.7% increase in net sales was due to the 3% increase in comparable store sales (3 of the 3.7%). Comparable stores are defined on page 26 of the Fiscal 2024 Form 10-K as stores open for more than 14 complete months. For fiscal 2024, the remaining percentage increase in net sales was primarily driven by the opening of 77 net new stores during the fiscal year, partially offset by the impact of the 53rd week in fiscal 2023. We separately quantified our sales from the additional (53rd) week in fiscal 2023. In future filings, we will include additional clarification in regard to quantification of the noted factors, as applicable. While we do not believe that additional quantification of less significant components is useful to investors, there are other metrics, relating to customer purchasing behavior, such as traffic (defined as the number of transactions) and basket (defined as average transaction value), that may provide additional insight into our comparable store sales results.

To clarify and enhance our disclosure regarding changes in net sales, for future periodic filings we propose additional clarification such as the following, subject to variation as applicable and as deemed material for the relevant period (using the Fiscal 2024 Form 10-K disclosure for illustration; changes are underlined):

Sales for fiscal 2024 increased $752.3 million, or 3.7%, compared to the prior year. This was primarily due to the 3% increase in comparable store sales ~~and~~. The 3% increase in comparable store sales reflects an approximate 2% increase in the number of transactions (traffic) and a 1% increase in average transaction value (basket). The remaining percentage increase in sales was primarily driven by the opening of 77 net new stores during fiscal 2024, partially offset by the impact of the 53rd week in fiscal 2023. Sales for fiscal 2023 included approximately $308 million from the additional week of sales due to the 53rd week.

With respect to the impacts of changes in price and volume on revenue, we believe this updated disclosure also appropriately reflects and quantifies that information. As disclosed on page four of the Fiscal 2024 Form 10-K, our merchandise offerings include apparel, footwear, home accents and furniture, bed and bath, beauty, accessories, toys, gourmet food, luggage, electronics, pet accessories, jewelry and watches, and cookware. Due to our off-price business model and flexible, opportunistic sourcing of merchandise, the assortments of goods we offer is constantly changing and spans a wide range of vendors, labels, products, and prices. The goods sold in one period are not the same as the goods sold in another period. As discussed above, we believe that other metrics, such as transaction volume (traffic) and average transaction value (basket), may provide further insight into our sales results and general trends in volume and pricing.

If the Staff has any questions regarding our response or any additional comments, please feel free to contact me at (925) 965-4550.

Sincerely,
/s/ Adam Orvos
Adam Orvos
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)
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